September 18, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention:	Tyler Howes
Tim Buchmiller

Re:	TuHURA Biosciences, Inc.
Registration Statement on Form S-1
Response dated August 15, 2025
File No. 333-289532

Ladies and Gentlemen:

This letter is submitted on behalf of TuHURA Biosciences, Inc., a Nevada corporation (the “Company” or “TuHURA”), in response to the comment letter dated August 28, 2025 (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s response letter to the Commission dated August 25, 2025, relating to the Company’s Registration Statement on Form S-1 (File No: 333-289532), initially filed with the Commission on August 12, 2025 (the “Registration Statement”). The Company is submitting the accompanying Amendment No. 1 to the Registration Statement in response to the Comment Letter.

For reference purposes, the text of the Comment Letter has been reproduced herein with our response below the comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter.

Registration Statement on Form S-1

General

1.

We have evaluated your response and continue to note that the $3.7 million tranche is required to be purchased and funded on or before December 31, 2025. Please expand the analysis in your response to address how this would comply with the portion of Securities Act Sections Compliance and Disclosure Interpretations Question 139.11 which indicates that the closing of the private placement of the unissued securities must occur within a “short time” after the effectiveness of the resale registration statement. If the closing of this tranche will not occur within a short time after the anticipated effectiveness of this registration statement, please revise your registration statement as appropriate.

RESPONSE:

The Company respectfully advises the Staff that the Company and each of the four investors, consisting of Pranabio Investments LLC (“Pranabio”), Garden Street House LLC (“Garden Street”), Thomas C. Mollick (“Mollick”), and Matthew Nachtrab (“Nachtrab”, and together with Pranabio, Garden Street and Mollick, each, a “Deferral Investor”), who agreed at the closing of the Company’s private placement to fund and purchase their respective remaining portion of the final $3.7 million tranche before December 31, 2025 (the “Final Tranche Offering Amount”) pursuant to the terms of the securities purchase agreement, dated as of June 2, 2025 (the “SPA”), have subsequently entered into an agreement (each, a “Closing Agreement”) on September 5, 2025 pursuant to which each Deferral Investor agreed to immediately purchase an aggregate of $3.2 million of the Final Tranche Offering Amount in exchange for the Company’s agreement, set forth in a warrant amendment agreement between the Company and each Deferral Investor, to extend the expiration dates of certain warrants to purchase an aggregate of

U.S. Securities and Exchange Commission

September 18, 2025

1.5 million shares of the Company’s common stock that were issued by the Company’s predecessor in a 2024 private placement of convertible notes. The entry into these agreements was reported in the Company’s Form 8-K filed on September 11, 2025, and is disclosed in the Registration Statement filed herewith.

As specifically set forth in Pranabio’s and Garden Street’s Closing Agreement, each of Pranabio and Garden Street agreed to purchase (and did purchase) 181,134 shares of its Final Tranche Offering Amount on September 5, 2025, and further agreed to purchase the remaining 45,284 shares (the “Committed Shares”) and an equal number of warrants to purchase common stock (the “Committed Warrants”) within five business days after the Commission declares effective the Company’s Registration Statement. However, subsequent to the Closing Agreement and prior to the date hereof, Pranabio and Garden Street did end up purchasing all remaining Committed Shares, and, accordingly, the Company is eligible to register for resale the Committed Shares and the shares of common stock underlying the Committed Warrants.

Additionally, each of Nachtrab and Mollick entered into a Closing Agreement on September 5, 2025, whereby (A) (i) Nachtrab purchased 452,832 shares in his Final Tranche Offering Amount, and (ii) agreed to purchase the remaining 113,208 shares in his Final Tranche Offering Amount on or before December 31, 2025 (the “Nachtrab Remaining Shares”), and (B) Mollick purchased 301,885 shares in his Final Tranche Offering Amount, and (ii) agreed to purchase the remaining 75,472 shares in his Final Tranche Offering Amount on or before December 31, 2025 (the “Mollick Remaining Shares”, and together with the Nachtrab Remaining Shares, the “Remaining Shares”). Importantly, both Nachtrab and Mollick agreed in their Closing Agreement that the Company will not be required to register for resale their respective Remaining Shares or the equal number of warrants to purchase common stock (the “Remaining Warrant Shares”) to be issued at the time of purchase of the Remaining Shares pursuant to the SPA. In connection with the foregoing, the Company advises the Staff that, in Amendment No. 1 to the Registration Statement, the Company has removed from the Registration Statement the Remaining Shares and the shares of common stock underlying the Remaining Warrant Shares that will not be sold within a short time after the effectiveness of the Registration Statement.

***

U.S. Securities and Exchange Commission

September 18, 2025

We thank the Staff for its review of the foregoing and the Registration Statement. Should any member of the Staff of the Commission have any questions or comments with respect to the foregoing, please contact me at (813) 225-4122 or via email at ccreely@foley.com.

Very truly yours,

/s/ Curt P. Creely
Curt P. Creely
Foley & Lardner LLP

cc:	James A. Bianco, M.D., TuHURA Biosciences, Inc.
Dan Dearborn, TuHURA Biosciences, Inc.